UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)

GTx, Inc.

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

40052B207

(CUSIP Number)

The Pyramid Peak Foundation
Attn:  Andrew R. McCarroll
1350 Concourse Avenue
Suite 383
Memphis, TN 38104
(901) 818-5239

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 29, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d‑7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(Page 1 of 9 Pages)

CUSIP No.	40052B207

1	NAMES OF REPORTING PERSONS.

The Pyramid Peak Foundation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK IF DISCLOSURE OR LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Tennessee

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
7,183,900

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
7,183,900

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,183,900

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
29.52%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(Page 2 of 9 Pages)

CUSIP No.	40052B207

1	NAMES OF REPORTING PERSONS.

O. Mason Hawkins

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK IF DISCLOSURE OR LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.00%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(Page 3 of 9 Pages)

Neither the filing of this Amendment No. 3 to Schedule 13D nor any of its contents shall be deemed to constitute an admission by Mr. O. Mason Hawkins that he is the beneficial owner of any of the common stock of GTx, Inc. referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

Item 1.	Security and Issuer

This statement relates to shares of common stock, $0.001 par value per share (“Common Stock”), issued by GTx, Inc. (the “Issuer”) whose principal executive offices are located at 175 Toyota Plaza, 7th Floor, Memphis, Tennessee 38103.

Item 2.	Identity and Background

(a)	The names of the persons filing this statement are:

The Pyramid Peak Foundation, a Tennessee non-profit corporation (the “Foundation”)

Mr. O. Mason Hawkins (“Mr. Hawkins”)

(b)	The business address of the Foundation is 1350 Concourse Avenue, Suite 383, Memphis, Tennessee 38104.

The business address of Mr. Hawkins is 6410 Poplar Avenue, Suite 900, Memphis, Tennessee 38119.

(c)	The Foundation is a non-profit corporation.

Mr. Hawkins is the Chairman and Chief Executive Officer of Southeastern Asset Management, Inc., an investment advisory firm (“SAM”).  The address of the principal executive office of SAM is 6410 Poplar Avenue, Suite 900, Memphis, Tennessee 38119.

The name, principal occupation or employment and business address of each of the directors and executive officers of the Foundation is set forth on Schedule A below and is incorporated herein by reference.

(d)
During the last five years, neither the Foundation, Mr. Hawkins nor, to the knowledge of the Foundation, any person named on Schedule A below has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five years, neither the Foundation, Mr. Hawkins nor, to the knowledge of the Foundation, any person named on Schedule A below has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Foundation is a Tennessee non-profit corporation. Mr. Hawkins and each of the persons identified on Schedule A are a citizens of the United States.

(Page 4 of 9 Pages)

Item 3.	Source and Amount of Funds or Other Consideration

On September 29, 2017, the Foundation purchased 565,291 shares of Common Stock and warrants to purchase 339,174 shares of Common Stock (the “September 2017 Warrants”) in a private offering by the Issuer for an aggregate purchase price of $4,999,998.90 with funds of the Foundation, pursuant to a Securities Purchase Agreement (the “Securities Purchase Agreement”) entered into with the Issuer on September 25, 2017.  No part of the purchase price was borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the shares of Common Stock.  The Securities Purchase Agreement and the Form of Warrant attached thereto were previously filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on September 29, 2017, each of which are incorporated by reference herein.  The September 2017 Warrants will be exercisable at any time and from time to time on or after September 29, 2017 and through and including September 29, 2022, at an exercise price of $9.02 per share, subject to adjustment from time to time.

Item 4.	Purpose of Transaction

The Foundation acquired the shares of Common Stock for investment purposes.  The Foundation does not have any plans or proposals which relate to or would result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;
(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(c)	A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;
(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
(e)	Any material change in the present capitalization or dividend policy of the Issuer;
(f)	Any other material change in the Issuer’s business or corporate structure;
(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
(h)
Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities or the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”); or
(j)	Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

(a)
As of September 29, 2017, the Foundation beneficially owned, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, an aggregate of 7,183,900 shares of the Common Stock, constituting approximately 29.52% of the shares of Common Stock outstanding. The approximate percentage of shares of Common Stock beneficially owned by the Foundation is based on 21,541,909 shares of Common Stock outstanding as of September 29, 2017, which includes 16,058,589 shares of Common Stock outstanding as of September 25, 2017, as represented by the Issuer in the Securities Purchase Agreement, an aggregate of 5,483,320 shares of Common Stock issued pursuant to the Securities Purchase Agreement, and assumes the exercise of the September 2017 Warrants, which are currently exercisable, and warrants to purchase 2,454,483 shares of Common Stock, which were acquired by the Foundation on November 14, 2014, which are currently exercisable (the “November 2014 Warrants”).

(Page 5 of 9 Pages)

This statement is being filed by Mr. Hawkins in the event he could be deemed to be a controlling person of the Foundation as a result of his status as the sole member of the Foundation.  The existence of such control is expressly disclaimed.  Mr. Hawkins does not own directly or indirectly any securities covered by this statement for his own account.  As permitted by Rule 13d-4, the filing of this statement shall not be construed as an admission that Mr. Hawkins is the beneficial owner of any of the securities covered by this statement.

(b)	Common Stock beneficially owned.

i.
The Foundation has the sole power to vote or to direct the vote and sole power to dispose or direct the disposition of 7,183,900 shares of Common Stock, which assumes the exercise of the September 2017 Warrants and the November 2014 Warrants.

ii.	The Foundation does not share the power to vote or to direct the vote or the power to dispose of any shares of Common Stock beneficially owned by the Issuer with any person.

(c)	Other than the acquisition of shares covered by this Statement, the Foundation has not purchased or sold any securities of the Issuer during the past 60 days.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer

Not applicable.

Item 7.	Materials to be Filed as Exhibits

Please see the Exhibit List immediately following the signature page to this Schedule 13D.

(Page 6 of 9 Pages)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 2, 2017

THE PYRAMID PEAK FOUNDATION

By:	/s/ Andrew R. McCarroll
Name:	Andrew R. McCarroll
Title:	Secretary

/s/ O. Mason Hawkins
O. MASON HAWKINS

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, the persons or entities named below agree to the joint filing on behalf of each of them of this Schedule 13D with respect to the Securities of the Issuer and further agree that this joint filing agreement be included as an exhibit to this Schedule 13D. In evidence thereof, the undersigned hereby execute this Agreement as of October 2, 2017.

THE PYRAMID PEAK FOUNDATION

By:	/s/ Andrew R. McCarroll
Name:	Andrew R. McCarroll
Title:	Secretary

/s/ O. Mason Hawkins
O. MASON HAWKINS

(Page 7 of 9 Pages)

EXHIBIT INDEX

Exhibit No.	Description

99.1(1)	Form of Securities Purchase Agreement, dated as of September 25, 2017, by and among the Issuer and the Purchasers named therein.

99.2(1)	Form of Warrant (included in Exhibit 99.1).

(1)	Filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on September 29, 2017 and incorporated herein by reference.

(Page 8 of 9 Pages)

SCHEDULE A

Directors and Executive Officers of the Foundation

The business address of each director and executive officer of the Foundation is 1350 Concourse Avenue, Suite 383, Memphis, Tennessee 38104.

James R. Boyd

Title: Executive Director and Member of Board of Directors of Foundation.
Principal Occupation or Employment: Executive Director of Foundation

Lee Harper

Title: Member of Board of Directors of Foundation.
Principal Occupation or Employment: Head of Client Portfolio Management of Southeastern Asset Management, Inc.

O. Mason Hawkins

Title: Sole Member, Member of Board of Directors of Foundation.
Principal Occupation or Employment: Chairman and Chief Executive Officer of Southeastern Asset Management, Inc.

Andrew R. McCarroll

Title: Secretary, Member of Board of Directors of Foundation.
Principal Occupation or Employment: General Counsel of Southeastern Asset Management, Inc.

Melissa R. Russell

Title: Chief Financial Officer and Treasurer of Foundation.
Principal Occupation or Employment: Chief Financial Officer and Treasurer of Foundation

(Page 9 of 9 Pages)